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                                         Environmental Solutions Worldwide, Inc.
                                         ---------------------------------------
                                         335 Connie Crescent
                                         Concord, ON l4K 5R2


                                                              September 22, 2005

Via EDGAR and Federal Express

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
Attn: David R. Humphrey, Branch Chief-Accountant

                    Re: Environmental Solutions Worldwide Inc. (the "Company") Form 10-KSB for the Year Ended December 31, 2004,
                    Form 10-QSB for the Quarterly Period Ended March 31,
                    2005 File No. 000-30392

Dear Mr. Humphrey,


Further to our discussions with Mr. Migone, we enclose responses that correspond directly to the numbered comments in the Commission's letter of June 15, 2005. Kindly note that the responses to items 3 and 4 have previously been included in the Company's Form 10-QSB for the quarterly period ended June 30, 2005. Provided the responses set forth herein are deemed satisfactory, the Company undertakes to incorporate all responses as applicable in its periodic reports filed prospectively with the Commission.


FORM 10-KSB FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

ITEM 6- MANAGEMENT DISCUSSION AND ANALYSIS

            COMPARISON OF YEAR ENDED DECEMBER 31, 2004 TO YEAR ENDED DECEMBER 31, 2003 RESULTS OF OPERATIONS, PAGE 13

      1. You only disclose how changes in material and direct labor costs affected cost of goods sold ("COGS) and how changes in shop as well as manufacturing related costs affected marketing, office and general expenses. Hence, it seems that the only production costs flowing through inventory and COGS arc materials and direct labor, while shop and manufacturing related costs are flowing through operating expenses. As such, please tell us the production costs that are capitalized to inventory and flow through COGS as inventory is released.

RESPONSE TO QUESTION #1

            "Raw materials inventory" include only materials costs. "Work in process inventory" and "Finished goods inventory" include materials, direct labor, and an applicable share of overhead costs. When a product is sold, the costs associated with that product (i.e the finished goods amount) are reallocated from inventory to COGS.

            All shop and manufacturing costs flowing through operating expense relate to "Research and development". It is ESW's policy to expense (and not capitalize) all "R&D" costs.

            For future reporting periods, when words like "shop and manufacturing costs" are used in the MD&A section we will mention that it is in regards to Research and Development expenditures.

            SIGNIFICANT ACCOUNTING POLICIES AND ACCOUNTING STANDARDS, PAGE 16

      2. Your critical accounting policy disclosure should not duplicate the accounting policy disclosure in the notes to the financial statements. Instead, your critical accounting policy disclosure should address specifically why your accounting estimates or assumptions bear the risk of change (e.g. uncertainty attached to the estimate or assumption, difficulty in measuring or valuing) and, to the extent material, such factors as how you arrived at the estimates, how accurate the estimates/assumptions have been in the past. For example, you should expand your disclosure in the Critical Accounting Policies section of MD&A to give the reader and understanding of the type of uncertainties that are in place during your revenue recognition process (such as returns), the significant assumptions made during your intangible as well as well as fixed asset impairment tests, your procedures for reviewing accounts for receivable impairment and last but not least, disclosures regarding how you account for research and development costs. Please refer to the guidance in Section V of FR - 72 ( Release No. 33-8350 ).


RESPONSE TO QUESTION #2

            We proposel to have this inserted in the Management's Discussion and Analysis section on a go forward basis. We would insert as well in the filing for Q3 2005.


            CRITICAL ACCOUNTING POLICIES

            General

            Our discussion and analysis of the financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with United States Generally Accepted Accounting Principles.

            A critical accounting policy is defined as one that is both material to the presentation of our financial statements and requires management to make difficult, subjective or complex judgments that could have a material effect on our financial condition and results of operations. Specifically, critical accounting estimates generally require us to make assumptions about matters that are highly uncertain at the time of the estimate; and if different estimates or judgments were used, the use of these estimates or judgments would have a material effect on our financial condition or results of operations.

            The estimates and judgments we make that affect the reported amount of assets, liabilities, revenues and expenses are based on our historical experience and on various other factors, which we believe to be reasonable in the circumstances under which they are made. Actual results may differ from these estimates under different assumptions or conditions. We consider our accounting policies related to revenue recognition, the valuation of inventories and accounting for the value of long lived assets and intangible assets to be critical accounting policies.

            REVENUE RECOGNITION
            The Company recognizes revenue when it is realized or realized and earned. The Company considers revenue realized or realizable and earned when persuasive evidence of an arrangement exists, delivery has occurred, the amount is fixed and determinable, risk of ownership has passed to the customer and collection of the resulting receivable is reasonably assured.

            On a monthly basis, an aged account receivable report is produced and management reviews all account receivables. Management reviews all amounts outstanding greater than sixty days. Based on previous customers payment history, management determines whether an (or portion of an) allowance needs to be provided on each customers' outstanding balance.

            INVENTORIES
            Raw materials are stated at the lower of cost and replacement cost. Work in process and finished goods inventories are stated at the lower of cost and net realizable value. These costs include the cost of materials plus direct labor applied to the product and the applicable share of overhead. Cost is determined on a first-in-first-out basis.

            The Company's policy for valuation of inventory, including the determination of obsolete or excess inventory, requires management to estimate the future demand for the Company's product. Inventory is subject to inexact estimates by management.

            The Company purchases on a "buy to order" basis. When a customer orders a product, then the Company purchases the majority of the materials to start manufacturing the product.

            VALUATION OF LONG-LIVED ASSETS AND INTANGIBLE ASSETS
            The Company assesses the impairment on long lived assets and intangible assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

            Intangible assets are stated at cost less accumulated amortization and are comprised of licenses and patents. Unforeseen events, changes in circumstances and market conditions, and material differences in the value of long-lived and intangible assets due to changes in estimates of future cash flows could affect the fair value of the Company's assets and require an impairment charge. Intangible assets are reviewed annually to determine if any events have occurred that would warrant further review. In the event that a further assessment is required, the Company will analyze estimated undiscounted future cash flows to determine whether the carrying value of the intangible asset will be recovered and if an impairment charge will be required.

            Patents include all costs necessary to acquire intellectual property such as patents and trademarks, as well as legal costs arising out of litigation relating to the assertion of any Company-owned patents.

            RESEARCH AND DEVELOPMENT
            The Company is engaged in research and development work. Research and development costs for the acquisition of capital assets that have a future benefit have been capitalized. Due to uncertainties all other costs relating to research and development have been expensed as incurred.


ITEM 7- FINANCIAL STATEMENTS

            NOTE 2- SIGNIFICANT ACCOUNTING POLICIES. PAGE F-7

      3. Due to the fact that you have incurred and will continue to incur significant research and development costs, please include disclosure indicating your accounting policy for these costs.

RESPONSE TO QUESTION #3

            This has been inserted in Note 2 - Significant Accounting Policies in the Financial Statements, for Q2 June 2005.

            RESEARCH AND DEVELOPMENT

            The Company is engaged in research and development work. Research and development costs, other than for the acquisition of capital assets, are charged as operating expense of the Company as incurred.

            EARNINGS PER COMMON SHARE, PAGE F-8

      4. Please revise to disclose your calculation of weighted average shares. Your calculation should disclose the number of outstanding options, warrants and shares issuable upon conversion of outstanding convertible debt or preferred stock that could potentially dilute basic earnings per share in the future, but that were not included in the computation of diluted earnings per share for the periods presented in your financial statements because their impact was anti-dilutive for the periods presented in your financial statements. Refer to the requirements of paragraph 40 of SFAS No. 128



RESPONSE TO QUESTION #4

            This format has been added in the Financial Statements for the quarter June 30, 2005

            NOTE XX - EARNINGS (LOSS) PER SHARE

            For the six months ended
                                                               June 30, June 30,
                                                                  2005      2004
                                                               -----------------
         Number for basic and diluted earnings (loss)
         per share available to common stockholders                $ xx     $ xx
                                                               =================


         Denominator for basic earnings (loss) per share -
         Weighted average shares outstanding                         xx       xx
         Effect of dilutive securities:
         Employee stock option                                       xx       xx
         Warrants                                                    xx       xx
         Shares issuable upon conversion                             xx       xx
                                                               -----------------

         Denominator for basic and diluted earnings (loss)
         per share - weighted average shares outstanding             xx       xx
                                                               =================

         Earnings (loss) per share
         Basic                                                     $ xx     $ xx

            Potential common shares of xxxx related to ESW's outstanding stock options and potential common shares of xxxxx related to ESW's outstanding Warrants and potential common shares of xxxxx related to ESW's 4 percent Convertible debentures were excluded from the computation of diluted earnings/(loss) per share for the six month period ended June 30, 2005, as inclusion of these shares and the related interest expense would have been anti-dilutive. Potential common shares of xxxxx related to ESW's outstanding stock options and potential common shares of xxxxx related to ESW's outstanding warrants were excluded from the computation of diluted earnings/(loss) per share for the six month period ended June 30, 2004, as inclusion of these shares would have been anti-dilutive.

            INCOME TAXES, PAGE F-8

      5. Please amend your filing to include all the disclosures required by paragraphs 43 through 49 of SFAS 109, as applicable and if significant. At a minimum, we believe that the disclosures specified in paragraph 43 of the above referenced statement should be provided.


RESPONSE TO QUESTION #5

            The income tax expense for the Company's income from operations generated during the period in question was offset by a reduction in the valuation allowance established against deferred tax assets arising from prior periods. For the period ended December 30, 2004, the Company did not recognize an income tax benefit for its operating losses generated in that period based on uncertainties concerning its ability to generate taxable income in future periods. The tax benefit for the period ended December 30, 2004 was offset by a valuation allowance established against deferred tax assets arising from operating losses and other temporary differences, the realization of which could not be considered more likely than not. In future periods, tax benefits and related deferred tax assets will be recognized when management considers realization of such amounts to be more likely than not. There is only one temporary difference in both of the Canadian subsidiaries. The Net Book Value (NBV) per financial statements BBL Technologies Inc. is $37,755 versus the tax balance of $9,331. The NBV per financial statements for the ESW Canada Inc. subsidiary is $17,005 verses the tax balance of $18,223. In both cases, the difference between the financial statement accounting and that of the corporate tax accounting is immaterial. Therefore, the temporary differences were not disclosed in the financial statements.

            THE DISCLOSURE IN THE K SHOULD HAVE HAD THE FOLLOWING SCHEDULE WHICH WOULD HAVE LOOKED AS FOLLOWS. WE PROPOSE TO INCLUDE THIS SCHEDULE ON A GO FORWARD BASIS FOR THE UPCOMING K, DECEMBER 2005.

                                                     FOR THE YEAR ENDED
                                                      DECEMBER 31, 2004
                                                     ------------------

         Statutory tax rate - U.S.                                       34.0 %
            Foreign                                                      36.1 %

         Loss before income taxes:
            U.S                                                     $ 1,639,545
            Foreign                                                      81,768
                                                                    -----------
                                                                    $ 1,721,313
                                                                    ===========

         Expected income tax recovery                               $  (586,963)

         Differences in incomes taxes resulting from:
            Depreciation                                                  3,928
            Bad debt expense                                              5,271
                                                                    -----------
                                                                    $  (577,764)
         Change in valuation allowance                                  577,764
                                                                    -----------
         Balance per financial statements                           $         0
                                                                    ===========

            Deferred income tax assets and liabilities consist of the following temporary differences:

                                                         AS AT DECEMBER 31, 2004
                                                         -----------------------

         Assets
            Capital Assets  (Tax Basis)                       $    27,554
            Tax loss carry forwards                             9,632,600
            Allowance for doubtful accounts                        15,504
                                                              -----------
                                                              $ 9,675,658
         Liabilities
            Capital Assets  (Book Value)                           54,760
                                                              -----------

         Net deferred income tax assets                       $ 9,620,898
            Valuation Allowance                                (9,620,898)
                                                              -----------
            Carrying Value                                    $         0
                                                              ===========



            NOTE 7- REDEEMABLE CLASS A SPECIAL SHARES, PAGE 11

      6. You state that the holder can redeem the shares at $583 thousand dollars and that the maximum value upon which you are liable is the value of the net assets of BBL. In earlier documents you stated that there were 700 thousand Class A special shares redeemable at a fixed price of $454 thousand. If this is not the case, explain how you have valued these shares on your December 31, 2004 balance sheet. Please revise or advise as appropriate.


RESPONSE TO QUESTION #6

            The 700,000 "Redeemable Class A Special Shares" were issued for $700,000 Canadian dollars, which was equivalent to $453,900 U.S dollars at the time of issuance (which is the historical value at time of issuance). The shares are redeemable on demand by the holder in Canadian funds to a maximum of value of the net assets of one of the subsidiaries of the company that issued these shares. Since the value of net assets of the subsidiary at December 31, 2004 is negative, the liability is deemed non-current and therefore not translated at the foreign exchange rate in effect at year-end.


NOTE 8 - CONVERTIBLE DEBENTURES. PAGE F -11

      7. We see that you issued warrants in conjunction with the debentures and that you appropriately allocated a portion of the proceeds to those warrants. Please advise us as to the fair market value of your common shares at the issuance date. In addition, as you did not record a beneficial conversion feature in connection with the debentures, please confirm that you followed the accounting guidance in EITF 00-27, Part II, Issue I.


RESPONSE TO QUESTION #7

            The Company followed the accounting guidance in accordance with EITF 00-27, Part II, Issue 1. The five day stock closing price average preceding the Sept 15/04 close of the debenture offering was $0.424.

            The effective conversion price is determined as follows:

            $6.1 Million of convertible debenture was raised in which the basis of conversion into the Company's common stock is $0.50 per share. Therefore, the denominator is calculated at $6.1 Million divided by $0.50, equals $12.2 Million shares. Using the Black- Scholes model, the warrants were valued at $528,000. Therefore the numerator is calculated at $6,100,000 less $528,000 equals $5,572,000.

            $5,572,000 / $12,200,000 = $0.457

            Since the embedded conversion option price of $0.457 was higher than the fair market value or trading price of $0.424 and hence "out of the money" the beneficial conversion feature component was nil.

            OTHER:

      8. Based on your 2004 and 2003 financial results as well as the accumulated deficit balance of $11.561 million, provide support for your conclusion that your intangible assets have not been impaired. Please also provide us with the major assumptions used in your impairment analysis.


RESPONSE TO QUESTION #8

            Valuations of intangible assets are reviewed annually for impairment or more frequently if impairment indicators arise. We conducted our impairment test as at December 31, 2004. The Company's management believes that the estimates and assumptions used are reasonable. With respect to future cash flows from the patents, listed below are two examples of the future potential orders the Company could receive in relation to the present technology.

            EXAMPLE 1- QUIET CAT LINE.

            The EPA requested our company's involvement in the process of setting up new regulations for small utility gas engines, which would force these engine manufactures to install a catalytic technology. These engines are found on products such as, snow blowers, lawnmowers and other gasoline operated lawn care equipment.

            Presently these utility engines are not requiring any catalytic based emission solutions. The EPA is planning to use these test results as a basis for the proposed / intended future regulation. The EPA has estimated that the engine groups that would fall in this category could be up to 6 to 8 million units per year. The final estimated price, as reported by a MECA (Manufacturers of emissions control association) study, commissioned by the EPA, estimates that the price per unit to the manufacturer/ importer of the utility engine, would be about $6 to $10 per piece.

            We have estimate our cost of materials and a bit of labor for this small catalyst to be in the range of $2- $3. The EPA has tested our product and has reported to us that our product has produced the best result so far. The regulations are due to be introduced sometime in 2006.

            We estimate we have the potential to capture 25-40% of this market.

            6 million market * 25% market share * ($6 selling- $3 cost) = $4,500,000 revenue to the company after deducting for estimated direct costs only.

            Example # 2- Diesel Locomotive retrofit

            We are presently working with one of our customers MJ Bradley, an environmental consulting firm on the following project.

            This is an EPA sponsored program.

            We were invited to have our Diesel product tested at Southwest Research Institute in San Antonio Texas. We have so far completed 3 rounds of testing and to date have achieved P.M. (particulate matter) reductions in line with what they are looking for. We are waiting for a further round of testing, upon success; they will then do a durability test of 500hrs while introducing one single field trial.

            There are in excess of 20,000 locomotives in the USA. Each locomotive has approx 16 cylinders (cavities that would need to be filled with our product). The estimated selling price per cylinder would be about $2000. Our estimated material and labor cost is about $500. Presently, Boston MTA (Boston metropolitan transit authority) has approximately 1.5 million dollars to retrofit locomotives in the Boston area. These funds would be sufficient to retrofit approx 18 locomotives.


Net present value of future potential revenue from P1

    rate            5%
    Term            6yr life
                                       Potential Estimated revenue

             P.V.          2005        2006        2007         2008          2009         2010

case 1   $9,935,978            0    2,200,000    2,200,000    2,200,000    2,200,000    2,200,000
case 2   $1,574,996      288,000      288,000      288,000      288,000      288,000      288,000

Factor                      1.05       1.1025       1.1576       1.2155        1.276         1.34


            The net present value with just these two cases equate to $11,510,974 as compared to the carrying value per the books of $1,289,617 as at December 31, 2004.


      9. In view of your discussion of warranty matters on page 8, it appears that related footnote disclosures may be required pursuant to the requirements of FIN 45, paragraph 14. Please revise or advise.


RESPONSE TO QUESTION #9


            The company currently does not have any warranty liability exposure. We do presently have an agreement with one of our customers which will provide in the future for a fixed amount of liability that would accompany any orders related to that agreement. We expect that orders from this arrangement will begin to take place possibly in the fourth quarter of 2005 and to grow in 2006.

            The disclosure on the company's part with respect to potential warranty claims is a foreshadowing on our part of the potential future claims that may arise. Therefore, disclosures around accounting policy and methodology used as well as tabular reconciliation of product warranty liability in accordance with paragraph 14 of FIN 45 were not needed.



FORM 10 - QSB FOR THE QUARTERLY PERIOD ENDED MARCH 31, 2005

      10. We note that there was a significant increase in your inventory balances on March 31, 2005. However, as you have not disclosed the reason for the change within your March 31, 2005 filing, please provide us with a detailed explanation for increases in the balance from December 31, 2004 and March 31, 2004.


RESPONSE TO QUESTION #10

                                      March 31,  December 31,   March 31,
                                          2005          2004        2004
                                    -----------    ----------- ---------

        Raw materials                 $389,205     $302,184     $ 99,163
        WIP                            165,001       58,515       89,697
        Finished Goods                 243,048       15,979       15,979
                                      --------     --------     --------
                                      $797,254     $376,678     $204,839
                                      ========     ========     ========


            Finished Goods
            The reason for the significant increase in the Finished Goods inventory of $227,069, is that on March 31, 2005, ESW had completed an order for a customer who did not pick up the inventory as of March 31, 2005. The order was packed and ready at our shipping dock. There was a small note in The MD &A section discussing this under
            "Net cash used in operating activities.....and an increase of finished goods inventory for product that was shipped in early April..." ESW's revenue policy is that revenue is recorded when the product has been shipped to the customer (and therefore the risks and rewards have been transferred to the customer). Since the item was not shipped on March 31, 2005, revenue was not recorded and the item remained in Finished Goods.

            ESW manufactures its product on a "made to order" basis, therefore Finished Goods inventory should be at a minimal.

            Raw materials and WIP
            The reason for the significant increases in Raw materials and WIP is that more sales have been generated for the year ended December 2004 and March 2005 compared to March 2004. Since more sales orders have been generated, ESW needed to purchases raw material to manufacture the products.

            The increase in WIP relates to timing. In December 2004, we received an order and therefore purchased raw materials (hence the $302,184 balance as of Dec 31/04), ESW began to manufacture the product late in Dec 2004, and therefore the WIP was at a minimal amount compared to March 31, 2004.

            In March 2005, sales orders have increased and therefore more raw materials were purchased. Since more products were being manufactured in March 2005, ESW WIP has therefore increased.

In connection with foregoing responses, the Company acknowledges that:

      o it is responsible for the adequacy and accuracy of the disclosure in the filing;

      o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

      o it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or would like to further discuss any of the responses contained herein, please do not hesitate to contact the undersigned.


                                        Sincerely,
                                        Environmental Solutions Worldwide, Inc.


                                        /s/ JOEY SCHWARTZ
                                        -----------------
                                        Joey Schwartz,
                                        Chief Financial Officer


cc:   Juan Migone
      Margery Reich
      Joseph A. Baratta, Esq.